Exhibit 99.1

ZK International Wins Leading Bid to Supply Up to $3M of Stainless Steel Piping
to One of China’s Top 40 Most Influential Water Group Companies, Zhuhai Water
Environmental Holding Group

WENZHOU, China, October 8, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, today announced that the Company has been chosen by Zhuhai Water Environment Holding Group Co., Ltd. (“Zhuhai Water”), as a leading supplier of stainless steel piping for updating the water supply infrastructure in Zhuhai, China.

Zhuhai is a city on the southern coast of Guangdong province in China, located in the Pearl River Delta that borders Hong Kong and Macau. In November 2017, the municipal government issued regulation to immediately begin updating the existing water supply infrastructure by increasing the use of stainless steel piping and decreasing the use of plastic and galvanized piping in the water supply infrastructure due to the potential contamination they may cause to the water. To conform to the new regulation, Zhuhai Water organized a call for tenders to invite leading stainless steel pipe manufacturers in China to bid for stainless steel pipe procurement program in 2019.

The China Water Network and China Water Supply and Drainage Committee have recognized Zhuhai Water as China’s most socially responsible water service enterprise and one of China’s top 40 most influential water groups. Zhuhai Water evaluated each bid by various criteria, such as production flow, manufacturing capacity, delivery period, and financial liquidity. Among all the companies that were accepted as suppliers, ZK International ranked number one. Due to the new regulations in place regarding piping material, Zhuhai Water is going to use stainless steel pipe for all of its future water pipe construction projects and pipe replacement projects. By ZK International’s estimate, the total demand of stainless steel pipe by Zhuhai Water for the next year should amount to approximately $2 million to $3 million.

Mr. Jiancong Huang, Chairman of ZK International, commented, “We are pleased to be selected first amongst several of our competitors during this bidding process, as well as, begin a new working relationship with Zhuhai Water. We look forward to cultivating our relationship with their team and being part of the new government regulations in the Guangdong province.”

About Zhuhai Water Environment Holding Group Co., Ltd.

Zhuhai Water Environment Holding Group Co., Ltd. was established in June 2009 and the first water enterprise in China to engage in the comprehensive business of water supply and environmental treatment. Its business is mainly engaged in water supply and drainage, wading engineering and environmental management. As of the end of 2016, the Group's consolidated total assets reached 7.338 billion yuan and its net assets were 3.399 billion yuan. China Water Network and China Water Supply and Drainage Committee have recognized Zhuhai Water as China’s Most Socially Responsible Water Service Enterprise and China’s Top 40 Most Influential Water Group.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com